Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

February 6, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”) (File Nos.: 333-201530 and 811-23024)
Pacer WealthShield® ETF (the “Fund”)

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Fund’s name. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Fund’s registration statement.

Comment 1.
Senior Management of the Division of Investment Management has determined that the term “shield” in the Fund’s name is not appropriate because the Fund is not providing a shield from loss. Please select a new name for the Fund and inform the Staff of such selection.

Response:
The Trust acknowledges and shares the Staff’s concerns about fund names that materially mislead investors about the strategy or risks of investing in a particular fund. However, the Trust respectfully disagrees with the Staff’s determination that the Fund’s name, Pacer WealthShield® ETF, is materially deceptive or misleading.

While the Staff has not specified the statutory or regulatory basis for its comments regarding the Fund’s name, the Trust presumes that the Staff’s comments are based on Section 35(d) of the Investment Company Act of 1940, which states:

It shall be unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading. The Commission is authorized, by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.

The Trust is not aware of any such rule, regulation, or order applicable to the Fund’s name. However, the Trust notes that the Staff previously issued guidance regarding fund names that suggest safety or protection from loss.1 While the Trust does not believe that the Fund’s name suggests safety or protection from loss (or anything else regarding the Fund’s strategy or risks), the Trust notes that in the guidance issued by the Staff, the Staff noted that, “a name that suggests safety or protection from loss…may contribute to investor misunderstanding of the risks associated with an investment in the fund and, in some circumstances, could be misleading.”2

The Trust believes that it would be beneficial for the Staff to share a more detailed account of the Staff’s analysis regarding the Fund’s name, and, in particular, the specific circumstances that the Staff believes renders the Fund’s name misleading and any determination as to the materiality of an investor’s misunderstanding of the risks of investing in the Fund. Such additional information could enable the Trust to better understand the Staff’s perspective on the Fund’s name.

1 U.S. Securities and Exchange Commission, Division of Investment Management, IM Guidance Update: Fund Names Suggesting Protection From Loss, No. 2013-12 (November 2013).
2 Id. at 1 (emphasis added).

While the Trust is unaware of any circumstances that would cause the Fund’s name to materially mislead an investor about the risks of investing in the Fund, the Trust is aware of several circumstances that it believes lead to the conclusion that the Fund’s name is not misleading.

First, the Trust notes that the word “shield” in the Fund’s name is not used in a context that suggests anything about the Fund’s strategy or risks, such as the phrases “Loss Shield”, “Equity Shield”, or “Currency Shield” might. Rather, “shield” is used as part of the word “WealthShield”, a registered trademark owned by Emerald Investment Partners, LLC (“Emerald”) and associated with its affiliate, WealthShield LLC, from whom the Fund’s Advisor has licensed certain intellectual property (including the “WealthShield” mark) that was used to develop the Fund’s Index and whose clients are part of the target audience for the Fund. The Trust anticipates that the target investor audience for the Fund will be familiar with the WealthShield name, as well as the strategy of the Fund, and consequently, that it is unlikely that any investors in the target audience would be misled by the Fund’s name.

Second, the Trust does not believe that “shield” can be considered materially deceptive or misleading as part of the Fund’s name because the Fund’s Index is designed to provide protection from declining markets by automatically allocating exposure to fixed income instruments rather than equities under the circumstances described in the Prospectus. Specifically, the first paragraph under “Principal Investment Strategies of the Fund” in the Prospectus states that “The Index utilizes a systematic risk management strategy…,” and the Trust believes that investors would equate a risk management strategy with an effort to minimize or “shield” a fund from losses. Because the Index methodology is designed to limit losses in downward trending markets, the Trust believes that any investor relying on the Fund’s name to understand the risks of investing in the Fund would not be materially misled about the risks of investing in the Fund.

Third, the Trust believes that investors interpret a Fund’s name based on all of the words in the name and not a single portion of a single word. In the case of the Fund, investors would need to interpret the word “WealthShield”, rather than a separate use of the word “shield”. The Staff’s comment suggests that the Staff believes that a reasonable investor would interpret “WealthShield” to imply a guaranteed protection against loss. The Trust is not aware of any evidence that investors believe any fund, regardless of its name, offers a guaranteed protection against loss. Additionally, the Trust notes that because there are no other descriptive words in the Fund’s name, there is no information upon which an investor could reach any conclusion about what was being shielded, the nature of the shield, or the degree of protection being afforded. Because the name does not include enough words for an investor to reach such conclusions, the Trust does not believe an investor would likely be misled, let alone materially misled, by the Fund’s name.

Fourth, the Trust believes that an investor presented with the mark “WealthShield®” would recognize that the term, a made-up concatenation of two words, is used for branding, rather than for a literal description of the Fund’s strategy or risks. The Trust believes that investors readily recognize such concatenated words as brand names, such as OfficeMax®, FedEx®, AutoZone®, PetSmart®, or GameStop®, and are therefore less likely to infer specific meaning from such words. As a result, the Trust does not believe that investors would infer anything about the Fund’s strategy or risks from its name and would therefore not be misled by it.

The Trust believes that, in keeping with Section 35(d) of the Investment Company Act of 1940, if the Staff has determined that the use of “Shield” in a fund’s name is materially deceptive or misleading, the appropriate avenue for applying such determination is for “[t]he Commission…, by rule, regulation, or order” to make such a finding. Proceedings to adopt such a rule, regulation, or order would afford the Trust, as well as other affected registrants, an opportunity to be heard regarding the matter and would ultimately provide an objective and predictable basis for registrants to anticipate Staff objections to names prior to the registration process.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust